Exhibit 1.3

THIS PURCHASE AGREEMENT is made effective this 31st day of May 2017

BETWEEN:

TEEKAY HOLDINGS LIMITED, a company organized and existing under the laws of Bermuda and whose registered office is at 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda (hereinafter referred to as “Seller”);

AND:

TEEKAY TANKERS LTD, a company organized and existing under the laws of the Republic of the Marshall Islands and whose registered office is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands, MH96960 (hereinafter referred to as “Purchaser”),

WHEREAS the Seller owns 50% of the issued and outstanding shares of Teekay Tanker Operations Ltd (the “Company”),

AND WHEREAS the Seller has deemed it to be in its best interests to sell to the Purchaser and the Purchaser has deemed it to be in its best interests to purchase from the Seller the Seller’s Interest (as defined herein),

NOW THEREFORE, IT IS AGREED as follows:

1	DEFINITIONS AND INTERPRETATIONS

1.1	Definitions

The following definitions apply unless the context requires otherwise.

“Completion”	means completion of the sale and purchase of the Company pursuant to this Agreement.

“Completion Date” “Seller’s Interest”	means the date of this Agreement. means 50% of the issued and outstanding shares of the Company.

1.2	Interpretation

Headings are for convenience only and do not affect interpretation. The following rules of interpretation apply unless the context requires otherwise:

(a)	The singular includes the plural and conversely;

(b)	A gender includes all genders;

(c)	Where a word or phrase is defined, its other grammatical forms have a corresponding meaning;

(d)	A reference to a person includes a body corporate, an unincorporated body or other entity and conversely;

(e)	A reference to a clause or schedule is to a clause of or schedule to this Agreement;

(f)	A reference to any party to this Agreement or any other agreement or document includes the party’s successors and permitted assigns; and

(g)	A reference to “dollars” or US$ is to United States of America currency.

2	SALE AND PURCHASE OF FIFTY PERCENT OF THE SELLER’S INTEREST

The Seller, as legal and beneficial owner, shall sell to the Purchaser and the Purchaser shall purchase from the Seller, the Seller’s Interest free and clear of any liens, claims, charges or other encumbrances, save for those encumbrances required for financing of the Company, which encumbrances are permitted (“Permitted Encumbrances”).

3	CONSIDERATION

The consideration for the Seller’s Interest will be twenty-seven million, one hundred thousand United States Dollars (US$27,100,000) will be payable to the Seller in the form of 13,775,224 Class B Common Shares of the Purchaser priced at US$1.9673 per share, being equal to the volume weighted average trading price of the Purchaser’s Class A shares over the 20 trading days preceding the Completion Date; provided that, unless and until the Purchaser owns them directly or indirectly, if at any time within five years, any of the 18 vessels now owned by Tanker Investments Ltd. (“TIL”), cease to be commercially managed by the Company or its subsidiaries (under subcontract from Teekay Tankers Management Services Ltd. or otherwise), then the parties shall negotiate in good faith to adjust the Purchase Price annually using the same discounted cash flow valuation methodology used to settle upon the Purchase Price and contained in the Excel Workbook “Teekay Franchise Valuation May 3, 2017”, which adjustment shall then be settled between the parties by Teekay returning to TNK for cancellation Class B shares in the amount of the adjustment, priced at US$1.9673 per share, or settled in cash if the parties so otherwise agree, and if the parties cannot reach agreement on the amount of such adjustment (with the approval of the Conflicts Committee of the Purchaser’s board of directors), then they shall first submit to meditation and then, if necessary, to binding arbitration.

4	COMPLETION

Completion will take place on the Completion Date when all the following business shall be transacted:

(a)	The Seller shall deliver to the Purchaser completed transfers of the Seller’s Interest executed by the Seller in favour of the Purchaser or as it may direct.

(b)	The Purchaser shall pay the consideration specified in Clause 3 to the Seller as it may direct.

5	WARRANTIES AND INDEMNITY BY THE SELLER

5.1	Representation and Warranty

The Seller represents and warrants to the Purchaser as at the date of this Agreement and as at Completion that the Seller is the legal and beneficial owner of the Seller’s Interest free and clear of any liens, claims, charges or other encumbrances or interest of any person, save for the Permitted Encumbrances.

5.2	Indemnity

The Seller shall indemnify the Purchaser against each claim, action, proceeding, judgement, damage, loss, expense or liability incurred or suffered by or brought or made or recovered against the Purchaser in connection with any breach of the representation and warranty in Clause 5.1.

5.3	No Merger

The provisions of clauses 5.1 and 5.2 shall not merge on Completion but shall endure indefinitely for the benefit of the Purchaser.

6	ENTIRE AGREEMENT

This Agreement contains all the contractual arrangements of the parties with respect to the sale and purchase of the Seller’s Interest. It supersedes all earlier representations and understandings made by or existing between the parties with respect to the sale and purchase of the Seller’s Interest.

7	AMENDMENT

This Agreement may be amended only by another agreement executed by all parties.

8	GOVERNING LAW

This Agreement is governed by the laws of England. The parties submit to the non-exclusive jurisdiction of the courts exercising jurisdiction there.

9	COUNTERPARTS

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same document.

[Execution Page to Follow]

EXECUTED as an Agreement by:

TEEKAY HOLDINGS LIMITED

By:	/s/ Edith Robinson
Name:	Edith Robinson
Title:	President

TEEKAY TANKERS LTD.

By:	/s/ Edith Robinson
Name:	Edith Robinson
Title:	Secretary